# SEC Schedule 13D/A (Amendment No. 81) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Icahn Enterprises L.P., CIK 0000813762
CUSIP: 451100101
Title of class of securities: Depositary Units Representing Limited Partner Interests
Address of issuer's principal executive offices: 16690 Collins Avenue, Suite PH-1, Sunny Isles Beach, Florida (FL), 33160
Date of event which requires filing of this statement: 08/13/2025
Filed by CIK 0000921669
Persons authorized to receive notices and communications: Jesse Lynn. Esq., Icahn Enterprises L.P., 16690 Collins Av, Suite PH-1, Sunny Isles Beach, Florida (FL), 33160, 305-442-4000

## Reporting persons
- CCI Onshore LLC (CIK 0001322822): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 105,713,907; shared voting power 0; sole dispositive power 105,713,907; shared dispositive power 0; aggregate amount beneficially owned 105,713,907 (18.61% of the class)
- Gascon Partners (CIK 0001315356): type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); member of a group; source of funds: other (OO); sole voting power 68,012,888; shared voting power 0; sole dispositive power 68,012,888; shared dispositive power 0; aggregate amount beneficially owned 68,012,888 (11.97% of the class)
- High Coast Limited Partnership (CIK 0000945612): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 247,933,108; shared voting power 105,713,907; sole dispositive power 247,933,108; shared dispositive power 105,713,907; aggregate amount beneficially owned 353,647,015 (62.25% of the class)
- Highcrest Investors LLC (CIK 0000928475): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 54,653,989; shared voting power 0; sole dispositive power 54,653,989; shared dispositive power 0; aggregate amount beneficially owned 54,653,989 (9.62% of the class)
- Thornwood Associates Limited Partnership (CIK 0001257325): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 18,469,727; shared voting power 0; sole dispositive power 18,469,727; shared dispositive power 0; aggregate amount beneficially owned 18,469,727 (3.25% of the class)
- Barberry Corp. (CIK 0000860851): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 18,469,727; sole dispositive power 0; shared dispositive power 18,469,727; aggregate amount beneficially owned 18,469,727 (3.25% of the class)
- Starfire Holding Corporation (CIK 0001008814): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 54,653,989; sole dispositive power 0; shared dispositive power 54,653,989; aggregate amount beneficially owned 54,653,989 (9.62% of the class)
- Little Meadow Corp. (CIK 0001044968): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 421,659,903; sole dispositive power 0; shared dispositive power 421,659,903; aggregate amount beneficially owned 421,659,903 (74.22% of the class)
- Carl C. Icahn (CIK 0000921669): type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 494,783,619; sole dispositive power 0; shared dispositive power 494,783,619; aggregate amount beneficially owned 494,783,619 (87.09% of the class)

## Item 1. Security and Issuer
Title of class of securities: Depositary Units Representing Limited Partner Interests
Name of issuer: Icahn Enterprises L.P.
Address of issuer's principal executive offices: 16690 Collins Avenue, Suite PH-1, Sunny Isles Beach, Florida (FL), 33160
Comment: The Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on September 24, 1990, as previously amended (the "Initial 13D"), is hereby further amended to furnish the additional information set forth in this Amendment No. 81 to the Initial 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Initial 13D is hereby amended and supplemented as follows:

On August 13, 2025, Mr. Icahn and his affiliates entered into Amendment No. 3 to the previously disclosed Loan Agreement ("Amendment No. 3"). Among other changes, Amendment No. 3 extends the maturity of the Loan Agreement to July 7, 2028 and correspondingly extends the payment due dates under the Loan Agreement and amends certain covenants. In connection with Amendment No. 3, Mr. Icahn paid approximately $300 million to the principal of the loan. As of the date of Amendment No. 3, in connection with the Loan Agreement Mr. Icahn has pledged (i) a total of 494,783,619 Depositary Units owned by Mr. Icahn, (ii) interests owned by Mr. Icahn in the Investment Funds of approximately $514 million, and (iii) certain other collateral unrelated to the Issuer or the Investment Funds. Neither the Issuer nor any of its subsidiaries is a party to the Loan Agreement or the amendments to the Loan Agreement.

## Signatures
- CCI Onshore LLC: /s/ Rowella Asuncion-Guambong, Rowella Asuncion-Guambong / Vice President (08/15/2025)
- Gascon Partners: /s/ Rowella Asuncion-Guambong, Rowella Asuncion-Guambong / Vice President (08/15/2025)
- High Coast Limited Partnership: /s/ Rowella Asuncion-Guambong, Rowella Asuncion-Guambong / Vice President (08/15/2025)
- Highcrest Investors LLC: /s/ Rowella Asuncion-Guambong, Rowella Asuncion-Guambong / Vice President (08/15/2025)
- Thornwood Associates Limited Partnership: /s/ Rowella Asuncion-Guambong, Rowella Asuncion-Guambong / Vice President (08/15/2025)
- Barberry Corp.: /s/ Rowella Asuncion-Guambong, Rowella Asuncion-Guambong / Vice President (08/15/2025)
- Starfire Holding Corporation: /s/ Rowella Asuncion-Guambong, Rowella Asuncion-Guambong / Vice President (08/15/2025)
- Little Meadow Corp.: /s/ Rowella Asuncion-Guambong, Rowella Asuncion-Guambong / Vice President (08/15/2025)
- Carl C. Icahn: /s/ Carl C. Icahn, Carl C. Icahn (08/15/2025)